Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

FOURTH QUARTER AND FULL YEAR 2016 RESULTS

•                  Fourth quarter net income of $233 million; adjusted EBITDA of $422 million reflects broad-based lottery growth and higher gaming product sales

•                  2016 net income of $211 million; adjusted 2016 EBITDA of $1,755 million on strong North America and Italy performance

•                  Net debt of $7,569 million at year end

•                  Cash dividend declared of $0.20 per ordinary share

LONDON, U.K. — March 9, 2017 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the fourth quarter and year ended December 31, 2016. Today, at 8:00 a.m. EST / 1:00 p.m. GMT / 2:00 p.m. CET, management will host a conference call and webcast to present the fourth quarter and full year 2016 results; access details are provided below.

“We reached many important milestones in 2016,” said Marco Sala, CEO of IGT. “We reinforced our number one position in Lottery globally, achieving robust same-store revenue growth and securing valuable, multi-year contracts. We also made good progress with our Gaming turnaround, developing compelling new titles and hardware, in addition to expanding our International presence.  We operate in growing global market segments and IGT has a long history of investing in innovation to create shareholder value.”

“We achieved our financial goals for 2016 and ended the year in strong financial condition,” said Alberto Fornaro, CFO of IGT. “Disciplined capital management enabled us to reduce our debt and improve our leverage profile despite the large upfront investment in the Italy Lotto. We expect 2017 to evolve as a year of two halves, with difficult comparisons in the first part of the year easing as we reach the second half.”

Summary of Consolidated Fourth Quarter and Full Year Financial Results

	Reported
Quarter Ended December 31,	2016	2015	Change (%)	Constant Currency Change (%)
(In US $ millions, unless otherwise noted)
Revenue	1,321	1,365	-3%	-2%
Operating Income	138	132	5%	5%
Net income per diluted share	1.15	0.37	NM	NM
Net debt	7,569	7,707	-2%	—
Adjusted EBITDA	422	449	-6%	-6%
Adjusted Operating Income	281	293	-4%	-4%
Adjusted net income per diluted share	0.88	0.63	40%	NA

	Reported			Pro forma
Year Ended December 31,	2016	2015	Change (%)	2016	2015	Change (%)	Constant Currency Change (%)
(In US $ millions, unless otherwise noted)
Revenue	5,154	4,689	10%	5,154	5,088	1%	2%
Operating Income	660	540	22%	660	533	24%	24%
Net income (loss) per diluted share	1.05	(0.39)	NM	1.05	NA	NA	NA
Net debt	7,569	7,707	-2%	7,569	7,707	-2%	—
Adjusted EBITDA	1,755	1,611	9%	1,755	1,704	3%	3%
Adjusted Operating Income	1,167	1,043	12%	1,167	1,069	9%	9%
Adjusted net income per diluted share	2.33	1.88	24%	2.33	NA	NA	NA

Note: Pro forma is defined as the combined results of GTECH and legacy IGT for period prior to the second quarter of 2015. Adjusted operating income, adjusted EBITDA, and adjusted net income per diluted share are non-GAAP financial measures.  Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise.

As a result of the combination of GTECH S.p.A. (“GTECH”) and International Game Technology (“legacy IGT”), which was completed on April 7, 2015, a number of items affect the comparability of reported results.  Reported financial information for the full year 2016 includes the results of operations of IGT PLC for the entire period, while reported financial information for the full year 2015 period includes IGT PLC for the second, third, and fourth quarters and only GTECH operations in the first quarter. Pro forma figures represent the combined results of both companies.

Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release.

Reported 2016 results were impacted by the strengthening of the U.S. dollar compared to the euro; the daily average Euro to U.S. dollar foreign exchange rate was 1.08 in the fourth quarter of 2016 compared to 1.10 in the fourth quarter of 2015, and was 1.11 for the full year 2016 period compared to 1.11 in 2015. Constant currency changes for 2016 are calculated using the same foreign exchange rates as the corresponding 2015 period.

Management believes that referring to certain pro forma, constant currency, or adjusted measures is a more useful way to evaluate the Company’s underlying performance.

Overview of Consolidated Fourth Quarter Results

Consolidated revenue declined 3% to $1,321 million from $1,365 million in the fourth quarter of 2015, which included approximately $20 million of revenue benefits related to the catch-up reclassification of Stability Law taxes on gaming machines in Italy. Lower revenue reflects global lottery growth that was more than offset by lower gaming service revenue, mostly at DoubleDown.

Global lottery same-store revenue, excluding Italy, increased 2% during the fourth quarter while Italy lottery wagers increased 4%. Product sales rose 1% in the quarter on higher North America systems sales and the contribution from a recent intellectual property settlement. The Company shipped 10,320 gaming machines worldwide during the fourth quarter.

Adjusted EBITDA of $422 million was 6% below the fourth quarter of 2015. Operating income was $138 million compared to $132 million in the fourth quarter of 2015, and adjusted operating income was $281 million compared to $293 million in the prior year. The declines in adjusted EBITDA and adjusted operating income primarily reflect an incremental $14 million of Italy value-added tax (“VAT”) credit in the prior-year period, in addition to higher selling, general and administrative expenses.

Interest expense was $116 million compared to $119 million in the prior-year period.

Net income attributable to IGT was $233 million in the fourth quarter of 2016, reflecting the impact of $196 million in primarily non-cash foreign exchange gains and the favorable settlement of discrete tax items. On an adjusted basis, net income attributable to IGT was $179 million. The Company reported net income per diluted share of $1.15 and earned $0.88 per diluted share on an adjusted basis.

Cash from operations was $985 million in the full-year period and capital expenditures were $557 million. The Company made two of three upfront installment payments for the new Lotto concession in Italy during the year.

Cash and cash equivalents were $294 million as of December 31, 2016, compared to $627 million as of December 31, 2015. Net debt was $7,569 million as of December 31, 2016.

Operating Segment Review

North America Gaming & Interactive

Revenue for the North America Gaming & Interactive segment was $368 million compared to $378 million in the fourth quarter of 2015.

Gaming service revenue was $230 million compared to $263 million in the prior-year period, primarily driven by fewer daily active users (“DAU”) at DoubleDown and a year-on-year decrease in the installed base.

Product sales rose 20% to $138 million in the quarter primarily driven by large systems sales; the contribution from a recent intellectual property settlement; and, as previously communicated, revenue associated with certain gaming machines shipped in the third quarter of 2016. The segment shipped 5,419 units in the period compared to 6,597 units in the fourth quarter of 2015, which included an additional 1,100 Canada video lottery terminals (“VLT”).

Operating income for North America Gaming & Interactive was $101 million compared to $106 million in the fourth quarter of 2015. The decline is primarily due to lower DoubleDown and gaming service revenue, partially offset by higher product sales.

North America Lottery

North America Lottery revenue was $284 million, up 6% from the fourth quarter of 2015.

Service revenue of $267 million increased 5%. Lottery same-store revenue rose 1.5%, supported by the third consecutive year of strong instant tickets performance. Multi-state Jackpot game performance was modestly below the prior year’s level after several quarters of above-average results.

Product sales were $17 million, compared to $14 million in the fourth quarter of 2015, primarily due to increased instant ticket printing activity.

Operating income for North America Lottery increased 54% to $65 million compared to the fourth quarter of 2015. Higher revenues, in addition to lower depreciation and amortization expense associated with recent lottery contract extensions, contributed to the substantial profit growth.

International

International revenue was $220 million compared to $265 million in the fourth quarter of 2015. On a constant currency basis, International revenue declined 15%.

International lottery same-store revenue increased 2.6% on broad-based geographical strength that was tempered by weakness in the United Kingdom.

International gaming service revenue rose 6% on a constant currency basis, primarily due to growth in the commercial gaming installed base, and despite approximately 600 units that were converted to product sales. The installed base grew in Eastern Europe, South Africa and Mexico.

Product sales were below the prior-year period, mostly on lottery product sales, which reflect the natural variability of that business. Gaming terminal sales declined slightly on lower unit volume. Systems sales increased double-digits year-over-year. The segment shipped a total of 4,901 gaming machines compared to 4,965 last year.

International operating income was $44 million compared to $55 million in the fourth quarter of 2015, reflecting lower revenue.

Italy

Italy revenue was $449 million compared to $455 million in the fourth quarter of 2015. At constant currency, revenue was in line with the prior year. The fourth quarter comparisons are impacted by an approximately $20 million catch-up Stability Law reclassification booked in the prior-year period, in addition to one month of amortization of the new Lotto upfront concession fee.

Total Lotto wagers in the quarter were €2,141 million, 15% greater than the €1,855 million achieved in the prior-year period. Strong Lotto performance was a result of significant late number activity and high single-digit growth in 10eLotto. Excluding late numbers, Lotto wagers increased 2% over the same period last year. Instant-ticket wagers were €2,289 million versus €2,391 million in the fourth quarter of 2015.

Machine gaming service revenue was down given the prior-year Stability Law reclassification. Sports betting wagers increased 6% on growth in live wagers.

Operating income for the Italy segment was $130 million compared to $132 million in the fourth quarter of 2015. At constant currency, operating income was stable as strong Lotto growth compensated for the VAT credit in the prior year.

Overview of Consolidated Full Year 2016 Results

Reported consolidated revenue was $5,154 million compared to $4,689 million in 2015. On a pro forma, constant currency basis, consolidated revenue increased 2%, primarily reflecting growth in lottery service revenue that was partially offset by lower DoubleDown performance and gaming product sales.

During the year, the Company shipped 33,147 gaming machines worldwide and global lottery same-store revenue, excluding Italy, increased 8%. Italy lottery wagers rose 6% in 2016.

On a reported basis, adjusted EBITDA of $1,755 million was 9% greater than the 2015 level. On a pro forma, constant currency basis, adjusted EBITDA increased 3%.

Reported operating income was $660 million compared to $540 million in 2015. On a pro forma, constant currency basis, adjusted operating income was 9% greater than 2015, primarily reflecting higher lottery service revenue that was partially offset by lower lottery product sales.

Interest expense was $469 million compared to $458 million in the prior-year period.

Net income attributable to IGT was $211 million in 2016. On an adjusted basis, net income was $472 million. The Company reported earnings per diluted share of $1.05 and earned $2.33 per diluted share on an adjusted basis in 2016.

Other Developments

In a separate news release issued today, the Company announced that Heather J. McGregor was appointed as an independent director to its board of directors.

Additionally, the Company’s board of directors has declared a quarterly cash dividend of $0.20 per ordinary share. The dividend is payable on April 6, 2017 to all shareholders of record as of the close of business on March 23, 2017.

Outlook

The Company currently expects to achieve adjusted EBITDA of $1,680-$1,760 million for the full year 2017 period, as operational growth compensates for the Powerball and late numbers benefits recorded in 2016, in addition to new Lotto concession impacts in 2017.

Maintenance capital expenditures are expected to be $525-$575 million, including approximately $100 million related to the timing of the new Florida Lottery contract. Growth capital expenditures will be approximately $100 million.

The Italy Lotto renewal will require an outlay of approximately $320 million ($195 million net, after minority partner contribution), relating to the final upfront concession payment and associated network and infrastructure upgrades. Net debt is expected to be $7,600-$7,800 million at the end of 2017.

The Company’s outlook assumes an average euro/dollar exchange rate of 1.10.

Conference Call and Webcast

Today, at 8:00 a.m. EST / 1:00 p.m. GMT / 2:00 p.m. CET, management will host a conference call to present the fourth quarter and full year 2016 results. Listeners may access a live webcast of the conference call along with accompanying slides under “News, Events and Presentations” on IGT’s Investor Relations website at www.IGT.com. A replay of the webcast will be available on the website following the live event. To listen by telephone, the dial-in number is +44 (0) 20 3427 1904 for participants in the United Kingdom and +1-646-254-3362 for listeners outside the United Kingdom. The conference ID/confirmation code is 6623346. A telephone replay of the call will be available for one week at +44 (0) 20 3427 0598 or +1-347-366-9565 using the conference ID/confirmation code 6623346.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of International Game Technology PLC as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside International Game Technology PLC’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that the businesses of International Game Technology (Nevada) and GTECH S.p.A. will not be integrated successfully, or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; unanticipated costs of integration of International Game Technology (Nevada) and GTECH S.p.A.; the possibility that International Game Technology PLC will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; the possibility that International Game Technology PLC may not obtain its anticipated financial results in one or more future periods; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise; unanticipated changes relating to competitive factors in the industries in which International Game Technology PLC operates; International Game Technology PLC’s ability to hire and retain key personnel; the impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; International Game Technology PLC’s ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting International Game Technology PLC, including as a consequence of the announced withdrawal of the U.K. from the EU; international, national or local economic, social or political conditions that could adversely affect International Game Technology PLC or its customers; conditions in the credit markets; changes in the top management team; risks associated with assumptions International Game Technology PLC makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and International Game Technology PLC’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect International Game Technology PLC’s business, including those described in International Game Technology PLC’s annual report on Form 20-F for the financial year ended December 31, 2015 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”), which are available on the SEC website at www.sec.gov and on the investor relations section of International Game Technology PLC’s website at www.IGT.com. Except as required under applicable law, International Game Technology PLC does not assume any obligation to update the forward-looking statements. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per International Game Technology PLC share for the current or any future financial years will necessarily match or exceed the historical published earnings per International Game Technology PLC share, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

James Hurley, Investor Relations, +1 (401) 392-7190

Simone Cantagallo, +39 06 51899030; for Italian media inquiries

International Game Technology PLC

Condensed Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the three months ended
	December 31,
	2016	2015

Service revenue	1,061,669	1,109,029
Product sales	259,547	255,928
Total revenue	1,321,216	1,364,957

Cost of services	641,649	674,302
Cost of sales	179,240	180,021
Selling, general and administrative	236,547	242,997
Research and development	87,182	84,552
Restructuring expense	6,420	35,326
Impairment loss	31,162	12,497
Transaction expense, net	1,030	3,701
Total operating expenses	1,183,230	1,233,396

Operating income	137,986	131,561

Interest income	2,553	4,765
Other income (expense), net	23,359	(2,074)
Foreign exchange gain, net	195,587	91,105
Interest expense	(115,520)	(119,334)
Total non-operating income (expenses)	105,979	(25,538)

Income before provision for income taxes	243,965	106,023

(Benefit from) provision for income taxes	(5,387)	22,990

Net income	249,352	83,033

Less: Net income attributable to non-controlling interests	16,034	9,533

Net income attributable to IGT PLC	233,318	73,500

Net income attributable to IGT PLC per common share - basic	1.15	0.37
Net income attributable to IGT PLC per common share - diluted	1.15	0.37

Weighted-average shares - basic	202,324	199,862
Weighted-average shares - diluted	203,146	200,731

International Game Technology PLC

Condensed Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the year ended
	December 31,
	2016	2015

Service revenue	4,375,586	3,977,693
Product sales	778,310	711,363
Total revenue	5,153,896	4,689,056

Cost of services	2,553,479	2,417,315
Cost of sales	582,358	520,343
Selling, general and administrative	945,824	795,252
Research and development	343,531	277,401
Restructuring expense	27,934	76,896
Impairment loss	37,744	12,497
Transaction expense, net	2,590	49,396
Total operating expenses	4,493,460	4,149,100

Operating income	660,436	539,956

Interest income	12,840	17,681
Other income (expense), net	18,365	(122,295)
Foreign exchange gain, net	101,040	5,611
Interest expense	(469,268)	(457,984)
Total non-operating expenses	(337,023)	(556,987)

Income (loss) before provision for income taxes	323,413	(17,031)

Provision for income taxes	59,206	38,896

Net income (loss)	264,207	(55,927)

Less: Net income attributable to non-controlling interests	52,870	19,647

Net income (loss) attributable to IGT PLC	211,337	(75,574)

Net income (loss) attributable to IGT PLC per common share - basic	1.05	(0.39)
Net income (loss) attributable to IGT PLC per common share - diluted	1.05	(0.39)

Weighted-average shares - basic	201,511	192,398
Weighted-average shares - diluted	202,214	192,398

International Game Technology PLC

Condensed Consolidated Balance Sheets

($ thousands)

Unaudited

	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	294,094	627,484
Restricted cash and investments	247,222	169,101
Trade and other receivables, net	947,237	959,592
Inventories	347,494	269,982
Other current assets	424,727	423,701
Income taxes receivable	28,792	35,514
Total current assets	2,289,566	2,485,374

Systems, equipment and other assets related to contracts, net	1,199,674	1,127,518
Property, plant and equipment, net	357,841	349,677
Goodwill, net	6,810,012	6,830,499
Intangible assets, net	2,874,031	3,335,633
Other non-current assets	1,497,662	937,917
Deferred income taxes	31,376	48,074
Total non-current assets	12,770,596	12,629,318

Total Assets	15,060,162	15,114,692

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,216,079	1,057,860
Other current liabilities	1,097,045	922,586
Current portion of long-term debt	77	160
Income taxes payable	28,590	30,020
Total current liabilities	2,341,791	2,010,626

Long-term debt, less current portion	7,863,085	8,334,013
Deferred income taxes	761,924	941,418
Other non-current liabilities	444,556	462,493
Total non-current liabilities	9,069,565	9,737,924

Total Liabilities	11,411,356	11,748,550

Commitments and contingencies	—	—

Shareholders’ and mezzanine equity	3,648,806	3,366,142

Total liabilities and shareholders’ equity	15,060,162	15,114,692

International Game Technology PLC

Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the year ended December 31,
	2016	2015
Operating activities
Net income (loss)	264,207	(55,927)
Adjustments for:
Amortization	492,021	410,264
Depreciation	390,448	369,564
Amortization of upfront payments to customers	116,980	107,812
Impairment loss	37,744	12,497
Stock-based compensation expense	26,346	36,067
Debt issuance cost amortization	18,347	40,366
Foreign exchange gain, net	(101,040)	(5,611)
Loss on extinguishment of debt	—	73,806
Other, net	(142)	50,626
Cash flows before changes in operating assets and liabilities	1,244,911	1,039,464
Changes in operating assets and liabilities:
Trade and other receivables	(23,758)	83,218
Inventories	(61,026)	72
Accounts payable	(27,123)	(53,762)
Other assets and liabilities	(147,661)	(282,995)
Net cash flows from operating activities	985,343	785,997

Investing activities
Upfront payments to customers	(665,260)	—
Capital expenditures	(557,238)	(402,634)
Purchases of jackpot annuity investments	(2,596)	(6,799)
Proceeds from jackpot annuity investments	16,565	36,215
Proceeds from sale of assets	185,798	230,587
Acquisition of IGT, net of cash acquired	—	(3,241,415)
Other	2,735	22,523
Net cash flows used in investing activities	(1,019,996)	(3,361,523)

Financing activities
Principal payments on long-term debt	(357,513)	(2,714,867)
Dividends paid	(161,179)	(209,589)
Return of capital - non-controlling interest	(35,407)	(30,568)
Dividends paid - non-controlling interest	(32,717)	(29,156)
Debt issuance costs paid	(10,825)	(84,859)
Payments for accelerated stock awards	(3,489)	(14,867)
Proceeds from stock options	12,699	10,672
Net receipts from (payments of) financial liabilities	30,595	(21,539)
Capital increase - non-controlling interest	256,455	9,049
Payments in connection with note consents	—	(29,022)
Payments on bridge facility	—	(51,409)
Payments in connection with the early extinguishment of debt	—	(79,526)
Payments to withdrawing shareholders	—	(407,759)
Proceeds from interest rate swaps	—	67,773
Proceeds from issuance of long-term debt	—	6,521,991
Other	(10,758)	(16,158)
Net cash flows (used in) provided by financing activities	(312,139)	2,920,166

Net (decrease) increase in cash and cash equivalents	(346,792)	344,640
Effect of exchange rate changes on cash	13,402	(34,262)
Cash and cash equivalents at the beginning of the period	627,484	317,106
Cash and cash equivalents at the end of the period	294,094	627,484

Supplemental Cash Flow Information:
Interest paid	(450,655)	(365,479)
Income taxes paid	(183,278)	(199,195)

International Game Technology PLC

Net Debt

($ thousands)

	December 31,
	2016	2015
Long-term debt, less current portion
6.250% Senior Secured Notes due 2022	1,472,150	1,468,875
6.500% Senior Secured Notes due 2025	1,085,537	1,084,249
4.750% Senior Secured Notes due 2023	884,917	912,418
4.125% Senior Secured Notes due 2020	730,465	752,212
5.625% Senior Secured Notes due 2020	593,954	592,245
7.500% Senior Secured Notes due 2019	521,894	530,009
6.625% Senior Secured Notes due 2018	521,556	533,915
4.750% Senior Secured Notes due 2020	509,050	520,649
5.500% Senior Secured Notes due 2020	126,294	126,833
5.350% Senior Secured Notes due 2023	61,187	61,303
Senior Secured Notes	6,507,004	6,582,708

Term Loan Facilities due 2019	839,552	866,785
Revolving Credit Facilities due 2021	516,529	834,968
Capital Securities	—	49,472
Other	—	80
Long-term debt, less current portion	7,863,085	8,334,013

Current portion of long-term debt	77	160
Total debt	7,863,162	8,334,173

Cash and cash equivalents	294,094	627,484

Net debt	7,569,068	7,706,689

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

	For the three months ended
	December 31,
	2016	2015

Net income	249,352	83,033
(Benefit from) provision for income taxes	(5,387)	22,990
Non-operating (income) expenses	(105,979)	25,538
Amortization	114,858	124,000
Depreciation	97,164	109,888
Amortization of upfront payments to customers	31,820	26,634
Impairment loss	31,162	12,497
Restructuring expense	6,420	35,326
Stock-based compensation expense	1,844	3,335
Transaction expense, net	1,030	3,701
Non-cash purchase accounting (excluding D&A)	(126)	1,865
Adjusted EBITDA	422,158	448,807

Cash flows from operating activities	364,346	315,003
Capital expenditures	(185,741)	(113,891)
Upfront payments to customers	(274,870)	—
Free Cash Flow	(96,265)	201,112

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

	For the year ended
		December 31, 2015
	December 31, 2016	As Reported	Legacy IGT	Pro Forma

Net income (loss)	264,207	(55,927)	(13,085)	(69,012)
Provision for (benefit from) income taxes	59,206	38,896	(4,126)	34,770
Non-operating expenses	337,023	556,987	10,057	567,044
Amortization	492,021	410,264	6,107	416,371
Depreciation	390,448	369,564	28,960	398,524
Amortization of upfront payments to customers	116,980	107,812	3,556	111,368
Impairment loss	37,744	12,497	6,100	18,597
Restructuring expense	27,934	76,896	—	76,896
Stock-based compensation expense	26,346	36,067	5,951	42,018
Transaction expense, net	2,590	34,529	18,782	53,311
Non-cash purchase accounting (excluding D&A)	795	23,099	—	23,099
Other	—	—	30,956	30,956
Adjusted EBITDA	1,755,294	1,610,684	93,258	1,703,942

Cash flows from operating activities	985,343	785,997	82,698	868,695
Capital expenditures	(557,238)	(402,634)	(26,096)	(428,730)
Upfront payments to customers	(665,260)	—	—	—
Free Cash Flow	(237,155)	383,363	56,602	439,965

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

		Adjustments
	Q4 2016 As Reported	Purchase Accounting	Foreign Exchange	Impairment/ Restructuring Expense	Transaction (Income) Expense	Q4 2016 As Adjusted

Total revenue	1,321,216	244	—	—	—	1,321,460

Cost of services	641,649	(44,186)	—	—	—	597,463
Cost of sales	179,240	(29,845)	—	—	—	149,395
Selling, general and administrative	236,547	(29,468)	—	—	—	207,079
Research and development	87,182	(277)	—	—	—	86,905
Restructuring expense	6,420	—	—	(6,420)	—	—
Impairment loss	31,162	(30,000)	—	(1,162)	—	—
Transaction expense, net	1,030	—	—	—	(1,030)	—
Total operating expenses	1,183,230	(133,776)	—	(7,582)	(1,030)	1,040,842

Operating income	137,986	134,020	—	7,582	1,030	280,618

Foreign exchange gain, net	195,587	—	(195,587)	—	—	—
Other income, net	23,359	11,672	—	—	—	35,031
Interest expense, net	(112,967)	2,084	—	—	—	(110,883)
Total non-operating income (expenses)	105,979	13,756	(195,587)	—	—	(75,852)

Income before provision for income taxes	243,965	147,776	(195,587)	7,582	1,030	204,766

(Benefit from) provision for income taxes (a)	(5,387)	51,662	(50,323)	13,230	356	9,538

Net income	249,352	96,114	(145,264)	(5,648)	674	195,228

Less: Net income attributable to non-controlling interests	16,034	26	—	—	—	16,060

Net income attributable to IGT PLC	233,318	96,088	(145,264)	(5,648)	674	179,168

Net income per common share - diluted	1.15					0.88
Weighted-average shares - diluted	203,146					203,146

(a) Provision for income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

		Adjustments
	Q4 2015 As Reported	Purchase Accounting	Foreign Exchange	Impairment/ Restructuring Expense	Transaction and Refinancing Expense	Q4 2015 As Adjusted

Total revenue	1,364,957	1,622	—	—	—	1,366,579

Cost of services	674,302	(44,064)	—	—	—	630,238
Cost of sales	180,021	(29,897)	—	—	—	150,124
Selling, general and administrative	242,997	(34,295)	—	—	—	208,702
Research and development	84,552	(466)	—	—	—	84,086
Restructuring expense	35,326	—	—	(35,326)	—	—
Impairment loss	12,497	—	—	(12,497)	—	—
Transaction expense, net	3,701	—	—	—	(3,701)	—
Total operating expenses	1,233,396	(108,722)	—	(47,823)	(3,701)	1,073,150

Operating income	131,561	110,344	—	47,823	3,701	293,429

Interest expense, net	(114,569)	3,531	—	—	—	(111,038)
Other (expense) income, net	(2,074)	13,540	—	—	—	11,466
Foreign exchange gain, net	91,105	—	(91,105)	—	—	—
Total non-operating expenses	(25,538)	17,071	(91,105)	—	—	(99,572)

Income before provision for income taxes	106,023	127,415	(91,105)	47,823	3,701	193,857

Provision for income taxes (a)	22,990	40,283	(22,895)	16,165	414	56,957

Net income	83,033	87,132	(68,210)	31,658	3,287	136,900

Less: Net income attributable to non-controlling interests	9,533	25	—	—	—	9,558

Net income attributable to IGT PLC	73,500	87,107	(68,210)	31,658	3,287	127,342

Net income per common share - diluted	0.37					0.63
Weighted-average shares - diluted	200,731					200,731

(a) Provision for income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Year to date	Adjustments				Year to date
	December 2016			Impairment/		December 2016
	As	Purchase	Foreign	Restructuring	Transaction	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted

Total revenue	5,153,896	1,576	—	—	—	5,155,472

Cost of services	2,553,479	(181,552)	—	—	—	2,371,927
Cost of sales	582,358	(118,936)	—	—	—	463,422
Selling, general and administrative	945,824	(134,325)	—	—	—	811,499
Research and development	343,531	(1,736)	—	—	—	341,795
Restructuring expense	27,934	—	—	(27,934)	—	—
Impairment loss	37,744	(30,000)	—	(7,744)	—	—
Transaction expense, net	2,590	—	—	—	(2,590)	—
Total operating expenses	4,493,460	(466,549)	—	(35,678)	(2,590)	3,988,643

Operating income	660,436	468,125	—	35,678	2,590	1,166,829

Foreign exchange gain, net	101,040	—	(101,040)	—	—	—
Other income, net	18,365	15,553	—	—	—	33,918
Interest expense, net	(456,428)	8,231	—	—	—	(448,197)
Total non-operating expenses	(337,023)	23,784	(101,040)	—	—	(414,279)

Income before provision for income taxes	323,413	491,909	(101,040)	35,678	2,590	752,550

Provision for income taxes (a)	59,206	174,000	(26,892)	20,948	658	227,920

Net income	264,207	317,909	(74,148)	14,730	1,932	524,630

Less: Net income attributable to non-controlling interests	52,870	102	—	—	—	52,972

Net income attributable to IGT PLC	211,337	317,807	(74,148)	14,730	1,932	471,658

Net income per common share - diluted	1.05					2.33
Weighted-average shares - diluted	202,214					202,214

(a) Provision for income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Year to date	Adjustments				Year to date		Year to date
	December 2015			Impairment/	Transaction	December 2015		December 2015
	As	Purchase	Foreign	Restructuring	and Refinancing	As	Pro Forma	Pro forma
	Reported	Accounting	Exchange	Expense	Expense	Adjusted	Adjustments	and Adjusted

Total revenue	4,689,056	15,541	—	—	—	4,704,597	399,387	5,103,984

Cost of services	2,417,315	(148,750)	—	—	—	2,268,565	113,306	2,381,871
Cost of sales	520,343	(96,661)	—	—	—	423,682	63,355	487,037
Selling, general and administrative	795,252	(101,319)	—	—	—	693,933	134,166	828,099
Research and development	277,401	(2,159)	—	—	—	275,242	62,760	338,002
Restructuring expense	76,896	—	—	(76,896)	—	—	—	—
Impairment loss	12,497	—	—	(12,497)	—	—	—	—
Transaction expense, net	49,396	—	—	—	(49,396)	—	—	—
Total operating expenses	4,149,100	(348,889)	—	(89,393)	(49,396)	3,661,422	373,587	4,035,009

Operating income	539,956	364,430	—	89,393	49,396	1,043,175	25,800	1,068,975

Interest expense, net	(440,303)	3,530	—	—	—	(436,773)
Other (expense) income, net	(122,295)	19,581	—	—	117,877	15,163
Foreign exchange gain, net	5,611	—	(5,611)	—	—	—
Total non-operating expenses	(556,987)	23,111	(5,611)	—	117,877	(421,610)

(Loss) income before provision for income taxes	(17,031)	387,541	(5,611)	89,393	167,273	621,565

Provision for income taxes (a)	38,896	132,298	(3,127)	29,165	41,529	238,761

Net (loss) income	(55,927)	255,243	(2,484)	60,228	125,744	382,804

Less: Net income attributable to non-controlling interests	19,647	102	—	—	—	19,749

Net (loss) income attributable to IGT PLC	(75,574)	255,141	(2,484)	60,228	125,744	363,055

Net (loss) income per common share - diluted	(0.39)					1.88
Weighted-average shares - diluted	192,398					193,559

(a) Provision for income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC Segment Performance (Pro forma)

Revenue Detail

($ millions)

	INTERNATIONAL GAME TECHNOLOGY PLC				Quarter Change		YTD Change
	2015		2016		Percentage	Constant FX	Percentage	Constant FX
	Q4	YTD	Q4	YTD	Q4	Q4	YTD	YTD
Gaming
Total Revenue	762	2,725	730	2,667	-4.3%	-3.3%	-2.2%	-1.4%

Gaming Services	547	2,036	492	1,976	-9.9%	-8.5%	-3.0%	-1.9%
Terminal	359	1,343	325	1,282	-9.6%	-8.6%	-4.6%	-3.7%
Social (DDI)	84	317	61	279	-27.6%	-27.4%	-12.0%	-12.0%
Other	104	375	107	415	3.1%	6.8%	10.5%	13.1%

Product Sales	216	690	237	691	10.0%	9.9%	0.2%	0.2%
Terminal	154	482	157	449	1.9%	1.9%	-6.7%	-6.8%
Other	62	208	81	242	30.0%	29.6%	16.4%	16.5%

Lottery
Total Revenue	521	2,046	514	2,170	-1.3%	-0.8%	6.1%	6.6%

Lottery Services	484	1,930	494	2,086	1.9%	2.5%	8.0%	8.6%
FM/Concessions	430	1,717	444	1,829	3.1%	4.5%	6.5%	7.3%
LMA	35	128	37	174	5.0%	5.0%	36.3%	36.3%
Other Services	19	85	13	82	-30.8%	-49.8%	-3.9%	-6.9%

Product Sales	36	115	20	85	-44.6%	-44.1%	-26.5%	-26.2%
Terminal	15	41	1	11	-96.5%	-96.5%	-74.4%	-74.1%
Systems/Other	22	74	20	74	-9.2%	-8.3%	0.2%	0.6%

Other
Total Revenue	82	318	78	317	-4.7%	-4.1%	-0.2%	1.1%

Service Revenue	78	312	76	314	-2.8%	-2.7%	0.8%	1.8%
Product Sales	4	5	2	3	-43.5%	-32.1%	-53.2%	-42.2%

Consolidated
Revenue	1,365	5,088	1,321	5,154	-3.2%	-2.4%	1.3%	2.0%

Operating Income:
Segment Total	336	1,245	340	1,374	1.0%	1.5%	10.4%	10.9%
Purchase Accounting	(110)	(372)	(134)	(468)	21.5%	21.6%	25.9%	26.0%
Corporate Support	(94)	(340)	(68)	(246)	-28.3%	-26.3%	-27.7%	-26.2%
Total	132	533	138	660	4.9%	4.6%	23.9%	23.9%

International Game Technology PLC Segment Performance (Pro forma)

Revenue Detail

($ millions)

	NORTH AMERICA GAMING & INTERACTIVE				Quarter Change		YTD Change
	2015		2016		Percentage	Constant FX	Percentage	Constant FX
	Q4	YTD	Q4	YTD	Q4	Q4	YTD	YTD
Gaming
Total Revenue	378	1,413	368	1,373	-2.5%	-2.6%	-2.8%	-2.7%

Gaming Services	263	1,025	230	975	-12.3%	-12.2%	-4.8%	-4.8%
Terminal	137	571	126	525	-7.8%	-7.8%	-8.1%	-8.0%
Social (DDI)	84	317	61	279	-27.6%	-27.4%	-12.0%	-12.0%
Other	42	137	44	171	3.2%	3.2%	25.3%	25.3%

Product Sales	115	388	138	398	19.8%	19.5%	2.7%	2.8%
Terminal	80	267	85	250	6.4%	6.0%	-6.4%	-6.4%
Other	35	121	53	148	50.2%	50.2%	23.0%	23.2%

Total
Revenue	378	1,413	368	1,373	-2.5%	-2.6%	-2.8%	-2.7%

Operating Income	106	335	101	344	-5.3%	-8.6%	2.8%	-0.7%

	NORTH AMERICA LOTTERY				Quarter Change		YTD Change
	2015		2016		Percentage	Constant FX	Percentage	Constant FX
	Q4	YTD	Q4	YTD	Q4	Q4	YTD	YTD
Gaming
Total Revenue	37	149	35	146	-7.0%	-6.9%	-1.6%	-1.5%

Gaming Services	37	148	35	146	-5.9%	-5.9%	-1.0%	-0.9%
Terminal	25	103	24	100	-5.6%	-5.6%	-2.8%	-2.8%
Social (DDI)	0	0	0	0	0.0%	0.0%	0.0%	0.0%
Other	12	45	11	46	-6.6%	-6.4%	3.2%	3.5%

Product Sales	0	1	(0)	0	0.0%	0.0%	-86.9%	-86.6%
Terminal	(0)	0	0	(0)	0.0%	0.0%	0.0%	0.0%
Other	0	1	(0)	0	0.0%	0.0%	-84.4%	-84.1%

Lottery
Total Revenue	232	916	250	1,047	7.7%	7.7%	14.3%	14.3%

Lottery Services	219	864	232	982	6.3%	6.3%	13.6%	13.6%
FM/Concessions	161	636	159	686	-1.1%	-1.1%	7.9%	7.9%
LMA	35	128	37	174	5.0%	5.0%	36.3%	36.3%
Other Services	22	101	36	122	62.0%	62.0%	21.1%	21.1%

Product Sales	13	52	17	65	31.1%	31.2%	25.7%	25.8%
Terminal	0	5	0	10	-28.0%	-27.9%	79.0%	79.0%
Systems/Other	13	46	17	55	32.3%	32.4%	19.5%	19.6%

Total
Revenue	269	1,065	284	1,194	5.7%	5.7%	12.1%	12.1%

Operating Income	43	195	65	300	53.8%	53.6%	54.4%	54.0%

International Game Technology PLC Segment Performance (Pro forma)

Revenue Detail

($ millions)

	INTERNATIONAL				Quarter Change		YTD Change
	2015		2016		Percentage	Constant FX	Percentage	Constant FX
	Q4	YTD	Q4	YTD	Q4	Q4	YTD	YTD
Gaming
Total Revenue	148	502	144	473	-3.0%	0.5%	-5.8%	-2.0%

Gaming Services	47	197	44	181	-5.5%	5.5%	-8.4%	1.3%
Terminal	13	59	12	51	-1.6%	13.0%	-14.5%	2.4%
Social (DDI)	0	0	0	0	0.0%	0.0%	0.0%	0.0%
Other	34	138	32	130	-7.0%	2.8%	-5.8%	0.8%

Product Sales	101	305	99	293	-1.8%	-1.8%	-4.1%	-4.1%
Terminal	74	214	72	199	-2.7%	-2.5%	-6.9%	-7.0%
Other	27	91	28	93	0.9%	0.0%	2.5%	2.5%

Lottery
Total Revenue	95	342	59	282	-38.2%	-37.5%	-17.4%	-14.4%

Lottery Services	72	279	56	263	-22.2%	-21.5%	-5.6%	-2.1%
FM/Concessions	55	206	51	206	-6.1%	0.4%	0.3%	6.1%
LMA	0	0	0	0	0.0%	0.0%	0.0%	0.0%
Other Services	17	73	4	57	-74.6%	-93.0%	-22.3%	-25.3%

Product Sales	23	63	3	19	-87.6%	-86.8%	-69.3%	-68.7%
Terminal	15	36	0	1	-97.8%	-97.8%	-97.4%	-97.1%
Systems/Other	9	27	3	18	-70.6%	-68.6%	-32.5%	-31.6%

Other
Total Revenue	22	78	18	72	-20.8%	-21.1%	-8.6%	-3.8%

Service Revenue	18	73	15	69	-15.9%	-18.8%	-5.2%	-0.9%
Product Sales	4	5	2	3	-43.5%	-32.1%	-53.2%	-42.2%

Total
Revenue	265	923	220	827	-17.1%	-14.9%	-10.3%	-6.8%

Operating Income	55	165	44	144	-20.1%	-13.3%	-12.7%	-1.7%

International Game Technology PLC Segment Performance (Pro forma)

Revenue Detail

($ millions)

	ITALY				Quarter Change		YTD Change
	2015		2016		Percentage	Constant FX	Percentage	Constant FX
	Q4	YTD	Q4	YTD	Q4	Q4	YTD	YTD
Gaming
Total Revenue	201	678	183	676	-8.8%	-7.6%	-0.3%	-0.1%

Gaming Services	200	676	183	674	-8.8%	-7.6%	-0.2%	0.0%
Terminal	185	610	162	606	-12.1%	-11.0%	-0.7%	-0.5%
Social (DDI)	0	0	0	0	0.0%	0.0%	0.0%	0.0%
Other	16	66	20	68	29.8%	32.7%	3.8%	4.5%

Product Sales	0	2	0	1	0.0%	0.0%	-30.8%	-30.7%
Terminal	0	1	0	0	0.0%	0.0%	-98.6%	-98.6%
Other	0	1	0	1	0.0%	0.0%	3.9%	4.1%

Lottery
Total Revenue	194	787	205	840	5.8%	7.0%	6.7%	6.8%

Lottery Services	194	787	205	840	5.8%	7.0%	6.7%	6.8%
FM/Concessions	215	876	233	937	8.5%	9.8%	7.0%	7.1%
LMA	0	0	0	0	0.0%	0.0%	0.0%	0.0%
Other Services	(21)	(89)	(27)	(97)	33.7%	35.8%	9.5%	9.8%

Product Sales	0	0	0	0	0.0%	0.0%	0.0%	0.0%
Terminal	0	0	0	0	0.0%	0.0%	0.0%	0.0%
Systems/Other	0	0	0	0	0.0%	0.0%	0.0%	0.0%

Other
Total Revenue	60	239	60	245	1.2%	2.2%	2.6%	2.7%

Service Revenue	60	239	60	245	1.2%	2.2%	2.6%	2.7%
Product Sales	0	0	0	0	0.0%	0.0%	0.0%	0.0%

Total
Revenue	455	1,704	449	1,761	-1.3%	-0.1%	3.4%	3.5%

Operating Income	132	550	130	586	-2.1%	-0.9%	6.5%	6.5%

Key Performance Indicators (KPIs)

Consolidated Key Performance Indicators (KPIs)

	Fourth Quarter			Full Year
Periods Ended December 31	2016	2015	% change	2016	2015	% change

Installed base (end of period)
Casino	34,653	34,568	0.2%	34,653	34,568	0.2%
VLT - Government Sponsored (ex-Italy)	15,150	15,491	-2.2%	15,150	15,491	-2.2%
VLT - Italy Supplier (B2B)	8,840	8,291	6.6%	8,840	8,291	6.6%
Total installed base	58,643	58,350	0.5%	58,643	58,350	0.5%
Yield (average revenue per unit per day - $0.00)	30.27	32.71	-7.5%	31.92	33.74	-5.4%

Additional Italian Network Details:
VLT - Operator (B2C)	11,036	11,115	-0.7%	11,036	11,115	-0.7%
AWP	58,937	58,328	1.0%	58,937	58,328	1.0%

Machine units shipped
New/Expansion	3,073	2,640	16.4%	7,922	6,821	16.1%
Replacement	7,247	8,922	-18.8%	25,225	28,338	-11.0%
Total machines shipped	10,320	11,562	-10.7%	33,147	35,159	-5.7%

Global lottery same-store revenue growth
Instants & draw games			2.3%			3.8%
Multistate Jackpots			-2.9%			40.7%
Total lottery same-store revenue growth (ex-Italy)			1.8%			8.1%
Italy lottery revenue growth			7.4%			7.0%

North America KPIs

	Fourth Quarter			Full Year
Periods Ended December 31	2016	2015	% change	2016	2015	% change

Installed base (end of period)
Casino	24,472	25,418	-3.7%	24,472	25,418	-3.7%
VLT - Government Sponsored	14,878	15,241	-2.4%	14,878	15,241	-2.4%
Total installed base	39,350	40,659	-3.2%	39,350	40,659	-3.2%

Machine units shipped
New/Expansion	1,733	2,191	-20.9%	5,929	4,389	35.1%
Replacement	3,686	4,406	-16.3%	13,842	16,993	-18.5%
Total machines shipped	5,419	6,597	-17.9%	19,771	21,382	-7.5%

DoubleDown
Revenue ($ Thousands)	61,702	83,598	-26.2%	280,010	316,999	-11.7%
Mobile penetration	58%	53%	9.4%	55%	48%	15.4%
DAU (Daily Active Users) (1)	1,406	1,897	-25.9%	1,610	1,879	-14.3%
MAU (Monthly Active Users) (1)	3,369	4,411	-23.6%	3,839	4,526	-15.2%
Bookings per DAU ($0.00) (1)	$0.48	$0.47	2.0%	$0.48	$0.47	1.4%

Lottery same-store revenue growth
Instants & draw games			1.9%			3.9%
Multistate Jackpots			-1.5%			48.7%
Total lottery same-store revenue growth			1.5%			9.7%

(1) As a single application with multiple games, active users equal unique users

International KPIs

	Fourth Quarter			Full Year
Periods Ended December 31	2016	2015	% change	2016	2015	% change

Installed base (end of period)
Casino	10,181	9,150	11.3%	10,181	9,150	11.3%
VLT - Government Sponsored	272	250	8.8%	272	250	8.8%
Total installed base	10,453	9,400	11.2%	10,453	9,400	11.2%

Machine units shipped
New/Expansion	1,340	449	198.4%	1,993	2,432	-18.1%
Replacement	3,561	4,516	-21.1%	11,383	11,345	0.3%
Total machines shipped	4,901	4,965	-1.3%	13,376	13,777	-2.9%

Lottery same-store revenue growth
Instants & draw games			3.5%			3.7%
Multistate Jackpots			-9.1%			-3.3%
Total lottery same-store revenue growth			2.6%			3.2%

Italy KPIs

	Fourth Quarter			Full Year
Periods Ended December 31	2016	2015	% change	2016	2015	% change
(In € millions, except machines)
Lottery
Lotto wagers	2,141	1,855	15.4%	8,093	7,077	14.4%
10eLotto	1,239	1,147	7.9%	4,716	4,287	10.0%
Core	577	638	-9.6%	2,227	2,447	-9.0%
Late Numbers	326	70	367.0%	1,150	343	235.6%

Scratch & Win Wagers	2,289	2,391	-4.3%	8,935	9,016	-0.9%

Italy lottery revenue growth			7.4%			7.0%

Gaming
Installed base (end of period)
VLT - Operator (B2C)	11,036	11,115	-0.7%	11,036	11,115	-0.7%
VLT - Supplier (B2B)	8,840	8,291	6.6%	8,840	8,291	6.6%
AWP	58,937	58,328	1.0%	58,937	58,328	1.0%
Total Installed Base	78,813	77,734	1.4%	78,813	77,734	1.4%

Wagers
VLT - Operator (B2C)	1,428	1,440	-0.8%	5,460	5,433	0.5%
AWP	1,087	1,159	-6.2%	4,188	4,388	-4.6%
Interactive Wagers (Gaming)	443	414	7.1%	1,659	1,672	-0.8%

Other
Sports Betting Wagers(1)	250	236	5.9%	855	864	-1.1%
Sports Betting Payout (%)(1)	85.9%	84.6%	1.3pp	84.0%	83.7%	0.3pp

(1) Includes Virtual Wagers and Pools & Horses